Northern Dynasty Reports Annual General Meeting Results

June 20, 2016, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces the voting results from its 2016 Annual General Meeting held on June 16, 2016 in Vancouver, British Columbia (the “Meeting”).

At the Meeting, a total of 153,433,141 common shares were voted, representing 69.07% of the votes attached to all outstanding common shares of record. Shareholders voted in favour of all items of business before the Meeting, which included the election of the following directors:

DIRECTOR	% of Votes in Favour
Desmond Balakrishnan	88.33%
Steven Decker	97.01%
Robert A. Dickinson	95.52%
Gordon Keep	87.88%
David Laing	95.79%
Christian Milau	95.75%
Kenneth Pickering	95.92%
Ronald W. Thiessen	95.54%

Prior to the Meeting but post the mailing of the Management Information Circular, two Board members – David De Witt and Marcel de Groot – withdrew their consent to be re-elected to the Board. Both joined the Board upon the consummation of the Plan of Arrangement with Mission Gold Ltd. (see Northern Dynasty News Release December 24, 2015) in order to see the conclusion of that arrangement, bring some new members to the Board and help provide longer-term strategic guidance. Having accomplished these goals, Messrs. De Witt and de Groot have decided to re-focus on other businesses interests.

Northern Dynasty CEO, Ron Thiessen said “On behalf of the Northern Dynasty Board and shareholders, I want to thank Dave and Marcel for their time and effort to advance the objectives of Northern Dynasty, and wish them well in their future endeavours.” As a result of the recent election and changes, the Board committees have been reconstituted. The Audit and Risk Committee will consist of Steven Decker, Kenneth Pickering and Christian Milau as the Chair. The Nominating and Governance Committee will consist of Steven Decker, Christian Milau and David Laing as the Chair. The Compensation Committee will consist of David Laing, Gordon Keep and Kenneth Pickering as the Chair. Detailed voting results for the Meeting are available on SEDAR at www.sedar.com

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO